EXHIBIT 99.1

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 www.avino.com

NEWS RELEASE

November 8, 2023

Avino Reports Q3 2023 Financial Results

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American; FSE: GV6, “Avino” or “the Company”) a growing silver producer in Mexico, released today its consolidated financial results for the Company’s third quarter of 2023. The earnings should be read in conjunction with the Company’s Financial Statements and Management’s Discussion and Analysis (MD&A) for the corresponding period, which can be viewed on the Company’s website at www.avino.com, or on SEDAR+ at www.sedarplus.ca or on EDGAR at www.sec.gov.

Third Quarter 2023 Financial Highlights

•	Revenues of $12.3 million, increase of over $3 million from both Q1 and Q2 2023
•	Mine operating income of $2.4 million, $3.1 million net of non-cash costs of sales
•	Earnings before interest, taxes, depreciation and amortization (“EBITDA”) [3] of $0.7 million
•	Adjusted earnings[3] of $1.6 million, or $0.01 per share
•	Net loss of $0.8 million, or $0.01 per share, driven by non-cash items
•	Cash costs per silver equivalent payable ounce sold[1,2] - $16.90 per ounce
•	All in sustaining cash cost per silver equivalent payable ounce sold[1,2] - $22.69 per ounce
•	Cash generated by operating activities (pre working capital adjustments) of $1.8 million
•	Working capital of $7.4 million, up $2.8 million from June 30, 2023

“During the third quarter of 2023, the Avino Mine provided consistent production results although impacted by the lower copper grade areas we were mining coupled with lower recovery rates,” said David Wolfin, President and CEO. “Our financial performance was improved from previous quarters, with stronger revenues of over $12 million resulting from higher sales volumes, as well as improved margins helped by the weakening of the Mexican Peso against the US dollar over the previous quarter. We remain focused on moving our pipeline of projects forward to achieve transformational growth, becoming an intermediate silver producer in Mexico, and delivering the best performance for our shareholders and stakeholders.”

Avino Silver & Gold Mines Ltd. – November 8, 2023

Avino Reports Q3 2023 Financial Results

Financial Highlights

HIGHLIGHTS (Expressed in 000’s of US$)	Third Quarter 2023	Third Quarter 2022	Change	YTD 2023	YTD 2022	Change
Financial Operating Performance
Revenues	$12,316	$9,118	35%	$31,359	$29,538	6%
Mine operating income	$2,364	$2,060	15%	$5,258	$10,706	-51%
Net income (loss)	$(803)	$(1,129)	-29%	$(21)	$1,800	-101%
Earnings before interest, taxes and amortization (“EBITDA”)[1]	$704	$170	314%	$1,385	$7,056	-80%
Adjusted earnings[1]	$1,551	$389	299%	$2,630	$6,213	-58%
Cash flow from / (used in) operations	$(82)	$1,366	-106%	$868	$8,512	-90%
Per Share Amounts
Earnings (loss) per share	$(0.01)	$(0.01)	-%	$0.00	$0.02	-100%
Adjusted earnings per share[1]	$0.01	$0.00	100%	$0.02	$0.05	-60%
HIGHLIGHTS (Expressed in 000’s of US$)	September 30, 2023	June 30, 2023	Change	September 30, 2023	December 31, 2022	Change
Liquidity & Working Capital
Cash	$1,856	$1,207	54%	$1,856	$11,245	-83%
Working capital	$7,445	$4,584	62%	$7,445	$8,821	-16%

Operating Highlights and Overview

HIGHLIGHTS (Expressed in US$)	Third Quarter 2023	Third Quarter 2022	Change	YTD 2023	YTD 2022	Change
Operating
Tonnes Milled	154,507	162,169	-5%	471,635	391,531	20%
Silver Ounces Produced	237,165	285,444	-17%	703,920	675,339	4%
Gold Ounces Produced	2,077	1,201	73%	5,883	3,352	76%
Copper Pounds Produced	1,143,827	2,101,635	-46%	3,987,016	4,963,327	-20%
Silver Equivalent Ounces[1] Produced	591,208	778,008	-24%	1,856,772	1,885,375	-2%
Concentrate Sales and Cash Costs
Silver Equivalent Payable Ounces Sold[2]	543,686	603,360	-10%	1,502,424	1,693,168	-11%
Cash Cost per Silver Equivalent Payable Ounce[1,2,3]	$16.90	$10.29	64%	$15.83	$9.71	63%
All-in Sustaining Cash Cost per Silver Equivalent Payable Ounce[1,2,3]	$22.69	$17.32	31%	$21.95	$17.59	25%

3rd Quarter Operational 2023 Highlights

Consistent Production at Avino:

•

The silver equivalent production was steady albeit lower compared to Q3 2022 and decreased by 24% to 591,208 ounces. Based on year-to-date production and the current timeline associated with processing the surface material from La Preciosa, the Company adjusted its internal production estimate to 2.4 – 2.7 million silver equivalent ounces for 2023.

Avino Announced Continuing Exceptional Drill Results

•

On September 14, 2023, the Company released the results of a further four holes from below Level 17, the current deepest workings at the Elena Tolosa (“ET”) area of the Avino system. These latest deep step-out holes test the SW extent of the robust Avino vein and one infill hole was drilled to confirm local continuity. The current drilling follows the continuity of the steeply dipping mineralization and aids in understanding the deep source of the mineralization. Geological modelling is ongoing to determine the potential geometry and controls of the mineralization.

Avino Silver & Gold Mines Ltd. – November 8, 2023

Avino Reports Q3 2023 Financial Results

Avino Announced Continuing Exceptional Drill Results (Continued)

•

Avino has completed its planned and budgeted drilling program for the year by drilling 7,545 metres in 13 drill holes. The team of geologists on site are implementing the recommendations made by our consulting structural geologists to further study the potential of the entire mineralization and formulate exploration plans and budget for 2024.

Avino Announced Best Drill Intercept in Company History:

•

On July 5, 2023, the Company released the results of three holes from below Level 17, the current deepest workings at the Elena Tolosa (“ET”) area of the Avino system. Drill Hole ET-23-09 showed 57 metres true width of mineralization and is a step-out 50 metres to the west of Avino’s most westerly drill hole at 200 metres downdip below Level 17. This mineralized intercept is exceptionally wide and has very high silver, gold and copper grades. The vein system continues to be open along strike and at depth.

Dry-Stack Tailings Facility

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Dry Stack Tailings Facility: The facility has been fully operational for a year. The conveyor system is installed and is currently transporting the pressed dry residues to the Avino open pit area. A tab is now available on our website that provides further information on our tailings management system, along with videos (in English and Spanish) from the mine site that can be viewed. In addition, a selection of short videos of the facility in operation can be viewed on our company website, under Videos and Media

La Preciosa

•

The Company is conducting community engagement in the nearby towns adjacent to the property, and the Environmental Permit is being prepared in parallel with the engagement process. We will provide further updates as plans develop. Avino is fully committed to moving this project forward as it factors prominently in the Company’s 5-year growth strategy.

Capital Expenditures

Third quarter cash capital expenditures company-wide were $1.8 million, compared to $2.6 million during Q3 2022, within the range as previously disclosed in the Avino 2023 Outlook press release which can be found here on the Company’s website. This figure also includes exploration expenditures on the Avino Property.

Pre-Feasibility Study – Oxide Tailings Project

The Pre-Feasibility Study is progressing well and is expected to be completed in the first quarter of 2024.

ESG Initiatives

Avino continues to create value for all stakeholders and supports the local communities in which we operate as we continue ongoing efforts to incorporate principles of sustainability and social responsibility. In line with Avino’s policy of local employment, Mexican nationals account for 100% of the mine work force.  Currently, there are 448 direct jobs at the mine, which has increased substantially since the restart of operations in 2021, which typically translates to 3 times the number of indirect jobs for services, consultants and suppliers in the surrounding communities and the Durango area. The Company has strengthened its CSR team in Durango to bolster our community relations as well as reinforcing local government relationships. After working diligently towards obtaining an ESR designation in 2022, the team in Durango received the designation for the second time in August 2023.

Avino Silver & Gold Mines Ltd. – November 8, 2023

Avino Reports Q3 2023 Financial Results

Qualified Person

Peter Latta, P.Eng, MBA, VP Technical Services, Avino who is a qualified person within the context of National Instrument 43-101 has reviewed and approved the technical data in this news release.

Non-IFRS Measures

The financial results in this news release include references to cash cost per silver equivalent payable ounce, all-in sustaining cash cost per silver equivalent payable ounce, EBITDA, and adjusted earnings, all of which are non-IFRS measures. These measures are used by the Company to manage and evaluate the operating performance of the Company’s mining operations and are widely reported in the silver and gold mining industry as benchmarks for performance, but do not have standardized meanings prescribed by IFRS. For a reconciliation of non-GAAP and GAAP measures, please refer to the “Non-IFRS Measures” section of the Company’s Management Discussion and Analysis for the nine months ended September 30, 2023, dated November 8, 2023, which is incorporated by reference within this news release and is available on SEDAR+ at www.sedarplus.ca.

Conference Call and Webcast

In addition, the Company will be holding a conference call and webcast on Thursday, November 9th, 2023, at 08:00 am PST (11:00 am EST). Shareholders, analysts, investors, and media are invited to join the webcast and conference call by logging in here Avino Q3 Financial Results or by dialing the following numbers five to ten minutes prior to the start time.

Toll Free Canada & USA: 1-800-319-4610

Outside of Canada & USA: 1-604-638-5340

About Avino

Avino is a silver producer from its wholly owned Avino Mine near Durango, Mexico. The Company’s silver, gold and copper production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property and the strategic acquisition of the La Preciosa property. Avino currently controls mineral resources, as per NI 43-101, that total 368 million silver equivalent ounces, within our district-scale land package. We are committed to managing all business activities in a safe, environmentally responsible, and cost-effective manner, while contributing to the well-being of the communities in which we operate. We encourage you to connect with us on Twitter at @Avino_ASM and on LinkedIn at Avino Silver & Gold Mines. To view the Avino Mine VRIFY tour, please click here.

Avino Silver & Gold Mines Ltd. – November 8, 2023

Avino Reports Q3 2023 Financial Results

ON BEHALF OF THE BOARD

“David Wolfin”

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the mineral resource estimate for the Company’s Avino Property, including La Preciosa, located near Durango in west-central Mexico (the “Avino Property”) with an effective date of November 30, 2022, prepared for the Company, and references to Measured, Indicated, Inferred Resources referred to in this press release. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; the COVID-19 pandemic; volatility in the global financial markets; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws. For more detailed information regarding the Company including its risk factors, investors are directed to the Company’s Annual Report on Form 40-F and other periodic reports that its files with the U.S. Securities and Exchange Commission.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Footnotes:

1. In Q3 2023, AgEq was calculated using metals prices of $23.26 oz Ag, $1,927 oz Au and $3.80 lb. Cu. In Q3 2022, AgEq was calculated using metals prices of $19.32 oz Ag, $1,734 oz Au and $3.51 lb. Cu. For YTD 2023, AgEq was calculated using metals prices of $23.46 oz Ag, $1,942 oz Au and $3.87 lb. Cu. For YTD 2022, AgEq was calculated using metal prices of $22.05 oz Ag, $1,856 oz Au and $4.10 lb. Cu. Calculated figures may not add up due to rounding.

2. “Silver equivalent payable ounces sold” for the purposes of cash costs and all-in sustaining costs consists of the sum of payable silver ounces, gold ounces and copper tonnes sold, before penalties, treatment charges, and refining charges, multiplied by the ratio of the average spot gold and copper prices to the average spot silver price for the corresponding period.

3. The Company reports non-IFRS measures which include cash cost per silver equivalent payable ounce, all-in sustaining cash cost per payable ounce, EBITDA, adjusted earnings, adjusted earnings per share, and working capital. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Measures section for further information and detailed reconciliations.